Exhibit 99.1

Polestar reports results for first quarter of 2023 and intensifies cost management

GOTHENBURG, SWEDEN – 11 May 2023. Polestar Automotive Holding UK PLC (“Polestar” or the “Company,” Nasdaq: PSNY), the Swedish electric performance car brand, reports its results for the three months ended March 31, 2023.

Polestar achieved record first quarter deliveries of 12,076 cars, up 26% year on year and enters the second quarter with good commercial momentum. The Company has experienced strong growth over the past five years establishing a global footprint with over 100,000 cars on the road across 27 markets. It recently launched two new cars – Polestar 3 and Polestar 4 – to address the popular SUV segment.

Polestar was recently informed that additional time for final software development of the new all-electric platform shared by Volvo Cars is needed and that the start of production of Polestar 3 is now expected in the first quarter of 2024. In light of this and the economic environment affecting the automotive industry, Polestar now expects 2023 global volumes of 60,000 – 70,000 vehicles, representing annual growth of 16% - 36%, following record deliveries of 51,491 last year. There is no change to the start of production of Polestar 4, which is expected for China in the fourth quarter of 2023, and for other markets in early 2024.

Polestar is intensifying its focus on cost management, including a global hiring freeze and 10% headcount reduction, driving greater efficiencies across the business.

Thomas Ingenlath, Polestar CEO, comments: “We are taking necessary steps to strengthen Polestar in the near-term. While production of Polestar 3 will now start in the first quarter of 2024, the successful launch of Polestar 4 last month means that we add two strong offers in the attractive electric SUV market in 2024. I am confident that we will deliver on our growth ambitions and path towards profitability.”

The investor update presentation, Management’s Discussion and Analysis of Financial Conditions and Results of Operations and Unaudited Condensed Consolidated Financial Statements, are available on the Polestar investor relations website and will be filed with the SEC.

Polestar management will hold a live audio webcast today, 11 May 2023 at 08:00 EDT (14:00 CEST) to discuss the Company’s results and outlook. The live webcast will be available at https://edge.media-server.com/mmc/p/kjynmjj5.

Following the completion of the call, a replay will be available shortly at https://investors.polestar.com/.

Ends.

Contacts

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific. The company plans to create a truly climate-neutral production car, without offsetting, by 2030.

Polestar 2 launched in 2019 as the electric performance fastback with avant-garde Scandinavian design and up to 350 kW. Polestar 3 launched in late 2022 as the SUV for the electric age – a large high-performance SUV that delivers sports car dynamics with a low stance and spacious interior. Polestar 4 launched in April 2023 and transforms the aerodynamic of a coupé and the space of an SUV into a new breed of SUV coupé. Polestar plans to release two more electric performance vehicles through to 2026.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, Volvo Cars and Geely, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, and Polestar’s ability to implement cost management strategies, including hiring freezes, headcount reductions and improvement of efficiencies across its business; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.